Exhibit 99.130

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

July 16, 2020.

3.	News Release:

The news release was issued and disseminated on July 16, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company closed a non-brokered offering of 1,095,890 units of the Company (the "Units"), at a price of $3.65 per Unit for aggregate gross proceeds of $4,000,000 (the "Offering"). The Offering was completed by way of a prospectus supplement dated July 13, 2020 to the Company's short form base shelf prospectus dated April 28, 2020 for Nunavut and amended and restated short form base shelf prospectus dated April 28, 2020.

The Company also released its pro-forma balance sheet as of July 16, 2020 to satisfy certain NASDAQ listing requirements.

5.	5.1 – Full Description of Material Change:

Non-Brokered Offering

In accordance with the terms and conditions of the Offering, each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (each, a "Warrant Share") until July 16, 2025 at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events.

The net proceeds of the Offering will be used for working capital and general corporate purposes. Pro-Forma Financial Information

The Company's pro-forma balance sheet as of July 16, 2020 should be read in conjunction with its consolidated financial statements and notes thereto for the fiscal year ended December 31, 2019, and unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2020, copies of which are available on the Company's profile at www.sedar.com. The pro-forma financial information presented below is not necessarily indicative of future results. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other risks and uncertainties, certain of which are beyond our control. These factors include those described below under the caption "Forward- Looking Information and Statements."

mCloud Technologies Corp. Consolidated Statements of Financial Position (Expressed in Canadian Dollars, unless otherwise noted)
	July-16	December-31
	2020	2019
	Proforma	Audited
	$	$
ASSETS
Current assets
Cash and cash equivalents	11,677,354	529,190
Trade and other receivables	8,636,247	6,562,069
Contract asset – current	294,016	-
Inventory	-	98,606
Prepaid expenses and deposits	1,321,524	740,406
Current portion of long-term receivables	501,416	2,907,806
Due from related party	32,464	-
Total current assets	22,463,021	10,838,077
Non-current assets
Trade and other receivables – NC	-	-
Contract asset – non-current	542,951
Prepaid expenses and deposits – NC	70,620	86,913
Long-term receivables	1,253,472	1,586,429
Right-of-use assets	3,592,680	4,206,808
Property and equipment	622,535	710,552
Intangible assets	29,266,510	23,671,089
Goodwill	18,758,975	18,758,975
Total non-current assets	54,107,743	49,020,766
Total assets	76,570,764	59,858,843
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	52,278	1,471,805
Trade payables and accrued liabilities	9,781,994	8,837,367
Deferred revenue	2,241,111	1,138,281
Due to related party	828,424	799,038
Loans and borrowings	2,818,598	3,004,717
Warrant liabilities	745,278	725,086
Current portion of lease liabilities	115,032	720,457
Business acquisition payable	2,814,869	1,043,314
Total current liabilities	19,397,584	17,740,065
Non-current liabilities
Convertible debentures	18,444,730	17,535,946
Lease liabilities	4,095,939	3,641,627
Loans and borrowings – NC	10,500,765	10,968,338
Lease inducement	-	-
Deferred income tax liability	4,599,021	3,854,614

Total liabilities	57,038,039	53,740,590
EQUITY Share capital	78,649,539	45,368,745
Contributed surplus	7,956,348	8,093,119
Accumulated other comprehensive income (loss)	(233,621)	363,250
Deficit	(68,565,989)	(49,631,099)
Equity attributable to shareholders	17,806,277	4,194,015
Non-controlling interest	1,726,448	1,924,238
TOTAL LIABILITIES AND EQUITY	76,570,764	59,858,843

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

July 17, 2020.

10.	Forward-Looking Information and Statements:

This material change report contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to the use of the net proceeds of the Offering and certain pro-forma financial information of mCloud outlined in the Company's balance sheet.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.